

February 21, 2012

Via E-mail
Jianhua Zhu
Chairman and Chief Executive Officer
China Digital TV Holding Co., Ltd.
Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People's Republic of China

> **Re: China Digital TV Holding Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed May 12, 2011**
> **File No. 001-33692**

Dear Mr. Jianhua Zhu:

We have reviewed your letter dated February 9, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 26, 2012.

Form 20-F for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies, page 51

1.   You indicate in response to prior comment 1 that the consolidation of your VIEs does not require significant accounting judgments and assumptions. The determination that Super TV is the primary beneficiary of the VIEs appears to involve material assumptions due to the level of judgment necessary to account for uncertain matters. As such, you should provide disclosure of the assumptions in your accounting within your discussion of critical accounting policies in future filings. See Section V of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities

VIE contractual arrangements, page F-7

2.   We note your proposed disclosure in response to prior comment 3. Ensure that your description of the Equity Transfer Option Agreement also includes the term of the agreement.

        You may contact Melissa Walsh at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

                                                Sincerely,

                                                /s/ Stephen Krikorian

                                                Stephen Krikorian
                                                Accounting Branch Chief

cc: Via E-Mail
        William Chua, Sullivan & Cromwell LLP